EXHIBIT 8.1

List of Subsidiaries

Name of company	Country of incorporation or establishment	Attributable equity interest held

Amira Nature Foods Ltd (“Amira Mauritius”)	Mauritius	100% by RYCE

Amira International Finance B.V.	Netherlands	100% by RYCE

Red Reinel Limited	Mauritius	100% by Amira Mauritius

Amira I Grand Foods Inc.	British Virgin Islands	100% by Amira Mauritius

Amira Basmati Rice GmbH EUR*	Germany	100% by Amira Mauritius

Basmati Rice North America LLC	United States	100% by Amira I Grand Foods Inc. (BVI)

Amira K.A. Foods International DMCC	UAE	100% by Amira I Grand Foods Inc. (BVI)

Amira G Foods Limited	United Kingdom	100% by Amira I Grand Foods Inc. (BVI)

*Formerly known as “Basmati Rice GmbH Europe”

List of Associates **

Name of company	Country of incorporation or establishment	Attributable equity interest held
Amira Pure Foods Private Limited (“Amira India”)	India	49.8% by Amira Mauritius

**As of 31 March 2019